Exhibit 99.3

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES ANNOUNCES ACQUISITION OF

COPPER SMELTER IN BOLIVIA

HONG KONG, December 23, 2016 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today announced that it had completed the acquisition of Planta Metalurgica Antay Pacha S.A. (“Antay Pacha”), a Bolivian corporation from a related party. Antay Pacha proposes to operate a copper smelting plant in western Bolivia. The plant is substantially constructed, and Antay Pacha is completing the licensing and permitting processes. It is anticipated that a trial run will commence in the second quarter of 2017 and that commercial production will commence in the fourth quarter of 2017. Once fully operational, the plant has a designed annual production capacity of 3,000 tons of copper cathodes.

The US$1,541,129 purchase price includes US$1,441,129 of debt that is payable upon demand. Additional details are disclosed in the Current Report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2016.

Wong Wah On Edward, CHNR’s Chief Executive Officer commented: “We are excited about the prospects of adding a copper smelter to our mining operations in the PRC and believe that Bolivia, a country abundant in various natural resources, offers us the opportunity to diversify our operation. We will continue to explore new businesses opportunities to contribute to revenues and enhance shareholder values.”

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China and Bolivia, is currently (a) engaged in the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mines primarily located in Anhui Province in the PRC and (b) completing its plant and related activities preparatory to commencing the smelting of copper ore and production of copper cathodes at its plant located in western Bolivia.

Notice Regarding Forward-Looking Statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This press release contains includes “forward-looking statements” within the meaning of federal securities laws including the Private Securities Litigation Reform Act of 1995. Words such as “may,” “expect,” “would,” “could,” “anticipate,” “intend,” “plan,” “estimate”, “predict”, “continue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with the volatility of metals prices; uncertainties associated with the Company's reliance on third-party contractors; uncertainties regarding the governmental, economic and political environment in Bolivia; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.